February 17, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Lauren Nguyen

RE:	Grill Concepts, Inc.

Amendment No. 2 to Schedule 13E-3 filed on February 5, 2009

File No. 005-51213

Grill Concepts, Inc.

Amendment No. 2 to Preliminary Proxy Statement filed on February 5, 2009

File No. 000-23326

Dear Ms. Nguyen:

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated February 13, 2009, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Schedule 14A

Pro Forma Impact to Us, page 34

1.	We note your response to prior comment 13. Please tell us how the fairness consideration of the Transaction to the unaffiliated shareholders would be different had the one-time expense related to the cash out was included in the analysis

Company Response:

The one-time expenses of the Transaction were considered insignificant to the analysis by Morgan Joseph of the pro forma impact of the Transaction and had no ultimate impact on the opinion of Morgan Joseph. Had the one-time expenses related to the Transaction been included in the analysis, the pro forma loss per share would have decreased from ($0.18) to ($0.16) for the fiscal year ended December 30, 2007 and from ($1.39) to ($1.31) for the nine months ended September 28, 2008. The decrease in the pro forma loss per share in both scenarios (excluding the one-time expenses and also including one-time expenses related to the Transaction) illustrates that the Transaction is fair to the unaffiliated continuing shareholders in both scenarios. Additionally, the analysis was presented excluding the one-time expenses to better illustrate the ongoing annual benefit of the transaction on operating performance to unaffiliated continuing shareholders absent the burden of one-time, non-operating expenses.

6300 CANOGA AVENUE   •   SUITE 1700   •   WOODLAND HILLS, CA 91367   •   (818) 251-7000   •   FAX (818) 999-GRIL

U.S. Securities and Exchange Commission

February 17, 2009

Acknowledgements

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

/s/ Philip Gay
Philip Gay
President